AEROBIC CREATIONS, INC.
                         201-15225 Thrift Avenue
                     White Rock, BC, Canada  V4B 2K9
                       Telephone: (604) 576-2327

February 19, 2005




                            ACKNOWLEDGMENT




Aerobic Creations, Inc. (the Company) hereby acknowledges that:

- the Company is responsible for the adequacy of the disclosures in the filing;

- staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


AEROBIC CREATIONS, INC.

/s/ Nicole Funk, President